                                      99.2

                                October 1, 1997

                                                               Via Hand Delivery

Mr. Phillip Grotewohl
Super 8 Motels, Ltd.
2030 J Street
Sacramento, CA 95814

     RE: PURCHASE OF CERTAIN REAL PROPERTY DESCRIBED IN EXHIBIT A ATTACHED HERETO (THE "PROPERTIES")

     BY:       EVEREST PROPERTIES II, LLC OR ASSIGNEE ("BUYER")

     FROM: THE LIMITED PARTNERSHIPS LISTED IN EXHIBIT A ATTACHED HERETO ("SELLERS")

Dear Mr. Grotewohl:

     This binding letter of intent sets forth the terms and conditions upon which Buyer is interested in pursuing the purchase of the Properties from Sellers.

     1. PURCHASE. At close of escrow, Buyer would pay the amounts for each Property set forth on in accordance with Exhibit B, subject to applicable prorations, credits and other adjustments. The purchase price shall be paid in cash.

     2. PAYMENT OF COMMISSIONS. Sellers would pay a 6.0% brokerage commission to Everest Management, Inc. or its assignee on completion of the sales. Buyer and Seller would represent to each other that no other real estate brokers are involved in this transaction.

     3. ESCROW. Upon execution of a definitive purchase agreement and escrow instructions by Buyer and Seller, an escrow ("Escrow") for the transaction would be opened at an escrow company that is acceptable to Buyer and Sellers ("Escrow Holder"). Buyer and Sellers would deposit with Escrow Holder an executed copy of such purchase agreement ("Escrow Instructions"). Buyer would also deposit with Escrow Holder a deposit in the amount of $100,000 ("Deposit") to be deposited in an interest bearing account. The Deposit would be part of the cash deposited with Escrow Holder at close of escrow. Buyer would have up to 90 calendar days following mutual execution of a purchase agreement to determine whether the Properties are acceptable to Buyer in its sole and absolute discretion. If Buyer determines the Properties are not acceptable to

Mr. Phillip Grotewohl
October 1, 1997
Page 2


Buyer or if Buyer fails to provide written notice of Buyer's acceptance of the Properties within the 90 day due diligence period, then Escrow Holder would return the Deposit including accrued interest to Buyer and the agreement would be null and void. If Buyer determines that the Properties are acceptable within said time frame, Buyer shall provide written notice of such to Sellers and the Deposit shall be increased to $200,000 and shall be non-refundable to Buyer (except in the event the sale fails to close because conditions detailed in Paragraph 5.2, 5.7 or 5.8 and in the event that the transaction fails to close for any reason other than Buyer's default). The Deposit would be Sellers' sole remedy as liquidated damages in case of breach of the agreement by Buyer.

     4. CLOSING. The purchase agreement would provide that the close of escrow would occur within 30 calendar days following written notice of Buyer's acceptance of the Properties and approval of the limited partners of each Seller of the sale of its Property pursuant to the purchase agreement.

     5. CONTINGENCIES. Buyer's obligation to consummate the acquisition of the Properties would be subject to and conditioned upon satisfaction or waiver by Buyer in its sole and absolute discretion of all matters affecting the Property, including the conditions described in Paragraphs 5.1, 5.3, 5.4, 5.5 and 5.6, and at the close of escrow for conditions described in Paragraphs 5.2,
5.7 and 5.8.

          5.1 TITLE. Buyer's review and approval of the acreage and condition of title to the Properties (including all personal property located thereon), including without limitation all covenants, conditions, restrictions, easements, licenses, liens, encumbrances, encroachments and other matters affecting title to the Properties.

          5.2 TITLE POLICY. Issuance to Buyer of an ALTA Owner's Policy of Title Insurance (Form B, 1970) upon the closing of Escrow, issued by a title company designated by Buyer, subject only to the matters approved by Buyer, and with endorsements, reinsurance and coinsurance designated by Buyer.

          5.3 AGREEMENTS AND LEASES. Buyer's review and approval in writing of each and every agreement and contract, and of all records and other pertinent information which relate to, concern or affect the Properties, including without limitation any and all ground leases, franchise agreements, property tax statements, management agreements, maintenance contracts, governmental agreements, government documents and instruments pertaining to the management, operation or ownership of the Properties, including any correspondence with governmental entities.

          5.4 BUYER'S INVESTIGATIONS. Buyer's preparation or receipt and approval of such physical, engineering, seismic, environmental, geological, toxic and hazardous substance and other audits, studies, reports, inspections and investigations of the Properties which Buyer desires, or which Seller has in its possession.

Mr. Phillip Grotewohl
October 1, 1997
Page 3


          5.5 BUYER'S AUDIT. Buyer's obtaining the last three years financial statements on the Properties (or Sellers) audited (at Buyer's cost) by certified public accountants of Buyer's choice and Buyer's approving same (if available).

          5.6 GOVERNMENTAL APPROVALS. Buyer's receipt of evidence reasonably satisfactory to Buyer that (i) the general plan land use designation and zoning of the Properties permit the use of the Properties for Buyer's intended use, and (ii) all permits, approvals, consents, authorizations, conditions or approvals, and entitlements required to be obtained from or issued or given by any governmental agency or authority having jurisdiction of the Properties to permit the use of the Properties for Buyer's intended use, have been so obtained, issued or given.

          5.7 SELLER PERFORMANCE. Sellers' performance of all of their duties and obligations and agreements under the binding agreement for the sale of the Properties.

          5.8 REPRESENTATIONS AND WARRANTIES. The truthfulness at closing of Sellers' representations and warranties contained in the binding agreement.

     6. REPRESENTATIONS AND WARRANTIES. In the purchase agreement, among other things, each Seller would represent and warrant that it has no knowledge of any condition of its Property which could materially and adversely affect Buyer's intended use of such property as motels; the foregoing conditions include but are not limited to physical conditions of the Property, toxic or hazardous substances, geological conditions, governmental restrictions and pending or threatened governmental action.

     7.   COSTS AND ADJUSTMENTS. The purchase price will be adjusted as follows:

          7.1 CLOSING COSTS. The purchase agreement would provide that the Sellers pay all costs of title insurance and transfer taxes. Buyer and each Seller shall share equally in payment of recording fees, Escrow Holder's fee, and all other closing items pursuant to country custom. Sellers shall pay all costs of the ALTA surveys. Buyer and Sellers shall each pay all costs of their respective legal counsel and other advisors.

          7.2 PRORATIONS. Real estate taxes and assessments, personal property taxes, revenue and operating expenses and all other income and expenses of the Properties would be prorated as of the closing date.

     8. DURATION OF OFFER. This proposal would remain open unless withdrawn or extended, until 5:00 p.m., California time, October 7, 1997. If this proposal is not accepted by that time, it would become null and void.

     9. PREPARATION OF PURCHASE AGREEMENT. Each party acknowledges that this letter sets forth only the basic terms and conditions upon which the purchase and sale of
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Mr. Phillip Grotewohl
October 1, 1997
Page 4


the Properties would be consummated, and is not a binding agreement for such purchase and sale. Buyer and Sellers agree to negotiate the definitive purchase agreement in good faith and to use their best efforts to enter into the purchase agreement as soon as reasonably possible. The purchase agreement will incorporate all of the terms set forth in this letter and such additional terms, conditions, representations and warranties as Buyer or Seller may reasonably require. This letter will terminate if a definitive purchase agreement has not been signed by October 31, 1997.

     10. RATIFICATION OF PURCHASE AGREEMENT BY SELLER LIMITED PARTNERS. Buyer acknowledges that each Seller is a California limited partnership in which pursuant to its partnership agreement a vote of the limited partners is required to ratify the within contemplated purchase and sale transaction. Each Seller's general partner(s) and agent(s) agree to use reasonable good faith efforts to solicit and complete and recommend in favor of a vote of the limited partners regarding the transaction within 30 calendar days following mutual execution of the definitive purchase agreement. Each Seller shall promptly inform Buyer in writing in a form reasonably satisfactory to Buyer of the results of the limited partner ratification vote and of such Seller's authority to enter into the proposed transaction. In the event that the limited partners fail to ratify the proposed sale, Buyer shall be entitled to a fixed cost reimbursement of $25,000 for each such Property. In the event that any Property is otherwise sold to any third party within 12 months after the date hereof, Buyer shall be entitled to a breakup fee of $50,000 for each such Property in addition to the cost reimbursement in the previous sentence.

     11. NO OTHER OFFERS. Anything herein to the contrary notwithstanding, from and after your acceptance of this letter, and until such time as the parties cannot, in good faith, agree upon the terms and conditions of such purchase agreement, but in any event for not less than 60 days after the date hereof, no Seller will offer any Property for sale, or accept any offers to purchase any Property, and additionally, no Seller will lease, transfer, hypothecate, mortgage or otherwise convey any interest in any Property without the prior written consent of Buyer.

     12. MANAGEMENT OF PROPERTIES. Buyer will enter into a contract with Grotewohl Management, Inc., the existing property manager ("Grotewohl"), to manage the Properties for a term of 10 years, on terms mutually acceptable to Grotewohl and Buyer. Buyer will have the right to terminate this management contract at any time upon making a payment to Grotewohl equal to $2,000,000 less $200,000 for each year (or partial year) the management contract remains in effect.

     This letter of intent is subject to a mutually agreed upon and signed purchase and sale agreement.

     If the contents of this letter meet with your approval and you are willing to proceed with the negotiation of a definitive purchase agreement, please indicate your acceptance of the foregoing by executing a copy of this letter and returning it to Buyer
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Mr. Phillip Grotewohl
October 1, 1997
Page 5


within the time provided in Paragraph 9 above. Following Buyer's receipt of a fully executed counterpart of this letter, the purchase agreement will be drafted by Buyer's counsel, and the purchase agreement will then be submitted to you for your review.


Very truly yours,

EVEREST PROPERTIES II, LLC



By:
    ----------------------------
    GERALD L. HIRNEISE


The undersigned hereby approves and accepts on this _______ day of October, 1997 the foregoing provisions and conditions, and represents and warrants that the person executing this document on behalf of Sellers and their general partner is fully authorized and approved to do so.


GROTEWOHL MANAGEMENT SERVICES, INC.
GENERAL PARTNER OF SELLERS



By:
    ----------------------------
    PHILLIP GROTEWOHL
    PRESIDENT

                                   EXHIBIT A

                                                          PRICE
                                                          -----

Super 8 Motels                                         $4,104,683
111 Mitchell Avenue
South San Francisco, California
Partnership: Super 8 Motels, Ltd.

Super 8 Motels                                            678,616
294 E. Hospitality Lane
San Bernardino, California
Partnership: Super 8 Motels III, Ltd.

Super 8 Motels                                          2,496,034
4317 Madison Avenue
Sacramento, California
Partnership: Super 8 Motels, Ltd.

Super 8 Motels                                          1,750,522
2025 W. Orangeburg Avenue
Modesto, California
Partnership: Super 8 Motels, Ltd.

Super 8 Motels                                          1,173,990
2632 Cleveland Avenue
Santa Rosa, California
Partnership: Super 8 Motels II Ltd.

Holiday Inn                                             2,614,736
1511 E. Main Street
Barstow, California
Partnership: Famous Host Lodging V, Ltd.

Super 8 Motels                                          6,193,494
5375 Owens Court
Pleasanton, California
Partnership: Super 8 Economy Lodge IV, Ltd.

Super 8 Motels                                            739,979
901 Real Road                                          ----------
Bakersfield, California
Partnership: Super 8 Motels III, Ltd.



                                                       $19,752,054
                                                       ===========